ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 26, 2023	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Eaton Vance Floating-Rate Opportunities Fund (the “Fund”)

(File Nos. 333-270521 and 811-23855)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated April 13, 2023 relating to the initial registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on March 14, 2023 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

1.	Comment: Under the heading, “The Offering,” (cover page)

a.

The disclosure says that the Fund and Distributor may reject, in their sole discretion, any purchase order. Please disclose, where appropriate in the registration statement, the circumstances under which they may reject such offers to purchase.

Response: The Fund or Eaton Vance Distributors, Inc. (the “Distributor”), the Fund’s principal underwriter, may reject a purchase order when doing so would be in the best interests of the Fund. This could occur, for example, when a shareholder or potential shareholder fails to complete and submit the necessary account registration forms in good order, as a result of any trading activity deemed to be suspicious, or when an investor is a non-U.S. resident. The Registration Statement currently provides that “[t]he Fund and [the Distributor] each reserves the right, in its sole discretion, to reject any purchase order, in whole or in part, when, in the judgment of management, such rejection is in the best interests of the Fund.” The

Registration Statement also states that “the Fund also does not accept investments from other non-U.S. residents, provided that the Fund may accept investments from certain non-U.S. investors at the discretion of the Distributor.” The Fund does not believe that any disclosure changes are needed in response to the Staff’s comment.

2.	Comment: Under the heading, “Periodic Repurchase Offers,” (page 2)

a.	Please keep the bracketed language in this section, as it is the Fund’s expectation to only offer to repurchase 5% of the Fund’s outstanding shares at NAV.

Response: The Fund confirms that it has kept the language referenced in the Staff’s comment.

b.

For the last sentence of this paragraph, which cross-references the prospectus discussion of the risks of investing in the Fund, please put such disclosure in boldface type. See Item 1.1.j. of Form N-2.

Response: Item 1.1.j of Form N-2 relates to the outside front cover of the Prospectus, not to the Fund Summary section of the Prospectus where the disclosure referenced in the Staff’s comment is located. The cross-reference on the outside front cover of the Prospectus to the discussion of Principal Risks in the Fund Summary section of the Prospectus is currently printed in boldface type in compliance with Item 1.1.j of Form N-2. Accordingly, the Fund does not believe that changes are required pursuant to Form N-2. However, in response to the Staff’s comment, the Fund confirms that the requested change has been made.

3.	Comment: Under the heading, “Management of the Fund,”

a.

Please supplementally inform the staff about the extent of the Adviser’s experience advising and managing publicly offered investment vehicles and, specifically, interval funds. If the Investment Adviser’s prior experience is limited or non-existent, that fact should be disclosed as a discrete risk in “Principal Risks.” (page 5)

Response: Eaton Vance Management (“Eaton Vance”), the Fund’s investment adviser, and its predecessor organizations have been providing investment advice to mutual funds since 1924. Charles F. Eaton and Mahlon E. Traylor, both from Eaton Vance’s predecessor companies, were among the individuals that helped shape the Investment Company Act of 1940 (the “1940 Act”). Today, Eaton Vance provides investment advisory services to registered investment companies, private investment vehicles, and offshore pooled vehicles. As of December 31, 2022, Eaton Vance managed approximately $75,655,299,401 on a discretionary basis and $1,549,912,056 on a non-discretionary basis, totaling $77,205,211,457 of assets under management, including $58,337,344,704 for investment companies.

As of March 31, 2023, Eaton Vance provided investment advisory services to approximately 71 registered investment companies, including open-end and closed-end investment companies. Although the Fund will not be the first closed-end management investment company operating as an “interval fund” that Eaton Vance has managed, it will be the only closed-end management investment company operating as an “interval fund” to be currently managed by Eaton Vance. Disclosure has been added to the Principal Risks section of the Prospectus in this regard.

b.	Please confirm the fee waiver will last no less than one year from the effective date of the registration statement. (page 6)

Response: The Fund confirms that the contractual expense reimbursement arrangement between the Fund and Eaton Vance will continue for at least one year from the effective date of the Registration Statement, and disclosure has been added to the Prospectus in this regard.

c.	Please confirm that amounts may only be recouped only within three years from the date when an amount is waived/reimbursed. (page 6)

Response: The Fund so confirms. The Registration Statement currently states that: “Subject to the terms of the expense limitation agreement (the “Expense Limitation Agreement”), in any month in which the Investment Advisory and Administrative Agreement is in effect, Eaton Vance is entitled to reimbursement by the Fund of any portion of the expenses or advisory fee reduced as set forth above (the “Reimbursement Amount”) during the current fiscal year, to the extent actual expenses or fees subject to the expense limitation are less than the contractual expense limitation amount.” (Emphasis added.)

4.

Comment: Under the heading “Principal Risks,” the Fund’s 80% investment policy is not a fundamental policy, therefore, please disclose the risks associated with a potential change in the fund policy by the board (i.e., investors may be left holding an investment with a strategy they did not anticipate, and limited means by which they may dispose of their investment in the Fund). (page 9)

Response: The Fund confirms that the requested change has been made.

5.	Comment: Under the heading, “Interval Fund Risk,” (page 9)

a.	Please include the percentage amounts as the Fund expects to make quarterly repurchase offers of five percent of its common shares outstanding consistent with its Share Repurchase Program.

Response: The Fund confirms that the requested change has been made.

b.

Please include a stand-alone risk factor that because the Fund’s shares are not listed on an exchange, no secondary market will develop for the shares and the only source of liquidity for shareholders will be the Fund’s periodic repurchase offers. Please include all applicable risks related to the Fund being non-traded.

Response: The Fund respectfully directs the Staff’s attention to “Interval Fund Risk” in the Principal Risk section of the Fund Summary, which is a stand-alone risk factor that discloses risks related to the Fund not being traded on an exchange. In response to the Staff’s comment, the Fund has expanded the disclosure around these risks.

6.

Comment: Under the heading, “Repurchase Offers Risk,” please remove reference to “if the Fund uses leverage” as the Fund has disclosed various places in the registration statement that it intends to use leverage. (page 9-10)

Response: The Fund confirms that the requested change has been made.

7.	Comment: Under the heading, “Senior Loans Risk,” please include the term “junk” when referencing below investment grade investments. (page 11)

Response: The Fund confirms that the requested change has been made.

8.

Comment: Under the heading, “Additional Risks of Loans,” disclosure says that “(I)n November 2022, the SEC proposed rule amendments which, among other things, would amend the liquidity rule framework for open-end funds.” Please disclose how the SEC’s proposed rules would affect a closed-end fund’s investment in loans. (page 12)

Response: The Fund confirms that the requested change has been made.

9.

Comment: Under the heading, “Lower Rated Investment Risk,” please consider adding “High Yield Risk” to the heading as this aligns more closely with what has been disclosed earlier in this section. (page 12)

Response: The Fund confirms that the requested change has been made.

10.

Comment: Under the heading, “Interest Rate Risk,” we note there is some disclosure in interest rate risk about floating rate instruments. Please include a stand-alone risk factor for investing in floating-rate instruments especially as the Fund has an investment policy to invest 80% of Fund assets in floating-rate instruments. (page 13)

Response: The Fund respectfully directs the Staff’s attention to the following disclosure under “Senior Loans” in the “Investment Objectives, Investment Strategies and Risks” section of the Prospectus: “Floating-rate loans typically have rates of interest which are re-determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium. The frequency of how often a floating-rate loan resets its interest rate will impact how closely such loan tracks the current market interest rate. The floating-rate loans held by the Fund will have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less.” Additional disclosure regarding the risks of floating-rate loans is included under “Loans Risk” in the “Investment Objectives, Investment Strategies and Risks” section of the Prospectus. In light of these and other disclosures in the Prospectus and SAI, the Fund does not believe that a stand-alone risk factor related to floating-rate instruments is necessary at this time.

11.

Comment: Under the heading, “LIBOR Risk,” disclosure says, “to the extent that the Fund enters into reverse repurchase agreements…” In the investment strategy section, please disclose to what extent the Fund plans to enter into reverse repurchase agreement. (page 13)

Response: The Fund does not currently intend to enter into reverse repurchase agreements but may do so in the future. In light of the Staff’s comment, the first sentence in “Reverse Repurchase Agreements” of the Prospectus has been revised to state: “While the Fund has no current intention to enter into reverse repurchase agreements, the Fund reserves the right to enter into reverse repurchase agreements in the future, at levels that may vary over time.” Similar disclosure is included in the SAI.

12.	Comment: Under the heading, “Summary of Fees and Expenses,” (page 17)

a.

The prospectus says the Fund will invest in other investment companies. If the fees and expenses associated with such investments are expected to exceed one basis point, please include an “Acquired Fund Fees and Expenses” line item to the fee table and an appropriate footnote to the line item. See Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that, if the fees and expenses associated with the Fund’s investments in other investment companies are expected to exceed one basis point, the Fund will include an “Acquired Fund Fees and Expenses” line item in the fee table as well as a corresponding footnote.

b.

As disclosed, the advisory fee is computed as a percentage of the average daily managed assets of the Fund for the calendar year and is paid monthly. Please include in a footnote to the fee table that the management fee is based on managed assets.

Response: The Fund confirms that the requested change has been made.

13.	Comment: Under the heading, “Principal Investment Strategies,” please define what are “floating rate private credit investments.” Specially, please clarify how they differ from floating rate loans.

Response: Floating rate investments are securities and other instruments with interest rates that adjust or “float” periodically based on a specified interest rate or other reference. Floating rate loans are loans that are normally rated below investment grade, but typically are secured with specific collateral and have a senior position in the capital structure of the borrower, and typically have rates of interest that are reset periodically by reference to a base lending rate plus a premium. Floating rate private credit investments are investments in floating-rate debt instruments that are not publicly issued or traded in public markets. The Fund has added disclosure to the “Investment Objectives, Investment Strategies and Risks” section of the Prospectus to clarify the distinction between floating rate private credit investments and other floating-rate credit investments in response to the Staff’s comment.

14.

Comment: Under the heading, “Use of Proceeds,” the disclosure says, “the Fund intends to invest substantially all of the net proceeds of any sales of Shares ... promptly after receipt of such proceeds.” Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective (e.g., three months). If the period is more than three months, please disclose the reason for the delay. See Guide 1 to Form N-2. (page 18)

Response: The Fund confirms that the requested change has been made.

15.

Comment: Under the heading, “Principal Investment Strategies,” the disclosure says, “Senior Loans are loans…in which the interest rate paid fluctuates based on a reference rate.” Please add disclosure regarding which reference rate will be used. (page 19)

Response: The Fund confirms that the requested change has been made.

16.	Comment: Under the heading, “Repurchase Offers Risk,” please include that it is the Fund’s expectation to only offer to repurchase 5% of the Fund’s outstanding shares at NAV. (page 25)

Response: The Fund confirms that the requested change has been made.

17.

Comment: Under the heading, “Loans Risk,” please revise or add disclosure about senior loans as that is what is mainly disclosed in the principal investment strategy section. Please use consistent language among the strategy and risk section (i.e., senior loans or loans). (page 25)

Response: The Fund notes that Loans Risk includes the risks of senior loans and confirms that the clarifying changes requested have been made.

18.

Comment: Under the heading, “Foreign Investment Risk,” disclosure says, “the Fund needs a license to invest directly in securities traded in many non-U.S. securities markets.” Please disclose whether the Fund will be obtaining a license and the anticipated timing. (page 32)

Response: The Fund confirms that currently the investments it intends to make do not require any non-U.S. licenses and has therefore deleted the referenced disclosure from the Registration Statement.

19.

Comment: Under the heading, “Convertible Securities,” the disclosure says that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether and how much the Fund intends to invest in CoCos. (page 38)

Response: The Fund does not currently expect to invest in CoCos as part of its principal investment strategies but reserves the right to do so in the future. If the Fund determines to invest in CoCos as part of its principal investment strategies in the future, the Fund will consider whether any disclosure changes are needed.

20.

Comment: Under the heading, “Repurchase Agreements,” the section describing the Fund’s investment objectives and policies does not identify repurchase agreements (and briefly, references reverse repurchase agreements in the discussion under “Leverage” on page 15). Inasmuch as investing in repurchase and reverse repurchase agreements is identified as a principal risk of the Fund, please describe such investments in the Fund’s investment strategy section. (page 39)

21.

Response: The Fund does not currently intend to enter into repurchase agreements as part of its principal investment strategies, and in response to the Staff’s comment has deleted the section titled “Repurchase Agreements” from the Fund’s prospectus. As noted in the response to Comment 11 above, the Fund reserves the right to enter into reverse repurchase agreements in the future, at levels that may vary over time. Comment: Under the heading, “Portfolio Turnover,” if portfolio turnover risk is a principal risk of the Fund, please disclose in the Fund’s investment strategy section that the Fund may engage in frequent trading. (page 43)

Response: The Fund does not currently believe that portfolio turnover risk is a principal risk of the Fund and therefore does not believe any disclosure changes are needed at this time.

22.	Comment: Under the heading, “Repurchase Offers,” (page 46)

a.

Please keep the bracketed language which says, “In connection with any given repurchase offer, the Fund currently expects to offer to repurchase only the minimum amount of 5% of its outstanding Shares.”

Response: The Fund confirms that it has retained the language referenced in the Staff’s comment.

Statement of Additional Information

23.

Comment: Please revise investment restriction 6 by deleting the stricken clauses and adding the underlined term, as follows: “(6) The Fund may not purchase or sell real estate, although it may purchase and sell securities that are secured by interests in real estate and securities of issuers that invest or deal in real estate.” The Fund ~~reserves the freedom of action to~~ may hold and to sell real estate acquired as a result of the Fund’s ownership of securities.” (page 38)

Response: The Fund confirms that the requested change has been made.

24.

Comment: Under the Fund’s fundamental policy (1), please revise the reference to rule 22c-3 to rule 23c-3 as follows: “The Fund will make quarterly repurchase offers pursuant to rule 23c-3 under the 1940 Act, as it may be amended from time to time (“Rule 23c-3”). (page 39)

Response: The Fund confirms that the requested change has been made.

General Comments

25.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund has not presented any test the waters materials to potential investors in connection with this offering.

26.

Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the Staff’s comment.

27.

Comment: If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: The requirements referenced in the Staff’s comment are not applicable to the Fund. See FINRA Rule 5110(h)(2)(B). The Fund and the Distributor will comply with FINRA Rule 2210, as applicable.

28.

Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

29.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Fund has applied for exemptive relief from the Commission that, if granted, will permit the Fund to, among other things, (i) issue multiple classes of shares; (ii) impose on certain of the classes a sales charge or an early withdrawal charge and schedule waivers of such; and (iii) impose class specific annual asset-based distribution and/or shareholder service fees on the assets of the various classes of shares to be used to pay for expenses incurred in fostering the distribution and/or shareholder servicing of the shares of the particular class. The Fund filed an initial application on March 15, 2023 and an amendment to the application on April 11, 2023 (File No. 812-15443).

*        *        *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at 617-951-7204.

Very truly yours,

/s/ Ali R. Olia
Ali R. Olia

cc:	Sarah Clinton, Ropes & Gray LLP

Andrew Wilkins, Ropes & Gray LLP